Mail Stop 7010

      September 27, 2005

via U.S. mail and facsimile

Mr. John T. Sawyer
President and Chief Executive Officer, Penhall International Corp. 1801 Penhall Way
Anaheim, CA  92803

	RE:	Form 10-K/A for the fiscal year ended June 30, 2004
		Form 10-Q for the period ended March 31, 2005
			File No. 333-64745

Dear Mr. Sawyer:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Marie Trimeloni, Staff Accountant, at
(202) 551-3734 or, in her absence, to Jeanne Baker, Assistant
Chief
Accountant, at (202) 551-3691.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE